SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                              ---------------

                               SCHEDULE 13D


                              (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                               RULE 13d-2(a)

                            (Amendment No. __)

         ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE
                        ITALIANO SOCIETA PER AZIONI
------------------------------------------------------------------------------
                             (Name of Issuer)


            ORDINARY SHARES, NOMINAL VALUE Lit. 6,000 PER SHARE
------------------------------------------------------------------------------
                      (Title of Class of Securities)


                  465224103 (American Depositary Shares)
------------------------------------------------------------------------------
                              (CUSIP Number)


                     BANCO SANTANDER, SOCIEDAD ANONIMA
------------------------------------------------------------------------------
                     (Name of Person Filing Statement)


                           GONZALO DE LAS HERAS
                           BANCO SANTANDER, S.A.
                            45 East 53rd Street
                            New York, NY 10022
                         Tel. No.: (212) 350-3444
------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 27, 1998
------------------------------------------------------------------------------
          (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                           following box    [ ]

                      (Continued on following pages)
                            (Page 1 of 9 Pages)


                               Schedule 13D
------------------------------------------------------------------------------


CUSIP No. 465224103                  13D                     Page 2 of 9 Pages
(American Depositary Shares)

  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Banco Santander, S.A.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                  (b) [X]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS
      OO; WC

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                            [ ]

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Kingdom of Spain

        NUMBER OF              7   SOLE VOTING POWER             78,886,765
          SHARES
       BENEFICIALLY            8   SHARED VOTING POWER                 -
         OWNED BY
           EACH                9   SOLE DISPOSITIVE POWER        78,886,765
        REPORTING
       PERSON WITH            10   SHARED DISPOSITIVE POWER            -

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      78,886,765

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                  [ ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.6%

 14   TYPE OF REPORTING PERSON
      BK, CO


Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the Ordinary Shares, nominal value Lit. 6,000 per share (the "Shares") of Istituto Bancario San Paolo di Torino - Istituto Mobiliare Italiano Societa per Azioni "San Paolo-IMI"), which trade on the Italian Stock Exchange and also trade in the United States on the New York Stock Exchange in the form of American Depository Shares, each of which represents two Shares. The principal executive offices of San Paolo-IMI are located at Piazza San Carlo 156, 10122 Turin, Italy.

               In this Schedule 13D, references to "$" and "US$" are to United States dollars, references to "Lit." are to Italian lira and references to "Ptas" are to Spanish pesetas.

Item 2.  Identity and Background.

               The name of the person filing this statement is Banco Santander, S.A., a Spanish banking corporation ("Santander"). The address of the principal business and the principal office of Santander is Paseo de la Castellana 24, 28046 Madrid, Spain. The name, business address, present principal occupation (or employment), and citizenship of each director and executive officer of Santander is set forth on Schedule A as attached hereto.

               On January 15, 1999, the boards of directors of Santander and Banco Central Hispanoamericano approved a proposed merger that will create the Euro zone's fourth largest financial institution, and the second largest bank, by market capitalization, as well as the eighth largest bank by assets. Once the merger is approved by the respective general meetings that each bank will hold in March, and approvals are obtained from the corresponding regulatory authorities, the new Banco Santander Central Hispano ("BSCH") will have 22 million customers worldwide, of which 10 million will be in Spain. On a pro forma basis, the new bank will have Ptas. 2.8 trillion (16.8 billion euros) in total equity, Ptas. 39.8 trillion in assets (239 billion euros) and a total of Ptas. 50.3 trillion in managed funds (302 billion euros). It will have a network of 8,681 branches, of which 6,455 will be in Spain, and a workforce of 106,500, of which 50,100 are in the domestic market. The legal headquarters of the new BSCH will be Paseo de Pereda 9-12, Santander, Spain, and the main operating headquarters will be Plaza de Canalejas No. 1, Madrid, Spain.

               Santander, together with its consolidated subsidiaries (the "Santander Group" or the "Group") and without giving effect to the proposed merger, is a financial group operating in 33 countries in over five continents, offering a wide range of financial products, including: retail and corporate banking; private banking; asset management; investment banking; capital markets transactions and insurance. The Group operates principally in Spain, Portugal, Germany and Latin America and also has significant operations in London, Paris, New York and Milan. In addition, the Group has shareholdings in San Paolo-IMI and The Royal Bank of Scotland Group. In Latin America, the Group operates through subsidiary banks in Argentina, Brazil, Chile, Colombia, Mexico, Peru, Puerto Rico, Uruguay and Venezuela, most of which were acquired within the past three years.

               During the last five years, neither the Santander Group, nor any other person or entity controlling the Santander Group, nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               The issuer, San Paolo-IMI, is the entity resulting from a merger (the "Merger") between Istituto Bancario San Paolo di Torino S.p.A. (together with its consolidated subsidiaries, "San Paolo") and Istituto Mobiliare Italiano S.p.A. ("IMI"), which was completed in November 1998.
Prior to the Merger, the Santander Group owned an aggregate of 6.8% of the ordinary shares of San Paolo, as a result of a 1997 private sale to the Group that was undertaken in connection with the privatization of San Paolo. On October 19, 1998, San Paolo became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. During May and June 1998, the Santander Group bought 1,352,500 shares, or approximately 0.2%, of IMI. In July 1998, the Santander Group acquired 9.5 million shares of IMI, representing 1.6% of the existing share capital of IMI. At the effective time of the Merger, each share of IMI was canceled in consideration for 1.045 shares of San Paolo. Following the Merger and this share exchange, the Group held 5.0% of San Paolo-IMI Shares based on its existing holdings of San Paolo and IMI shares.

               From November 27 to December 31, 1998, the Santander Group bought 6,593,000 Shares of San Paolo-IMI at an average purchase price of Lit. 27,032.458 per Share. Additionally, beginning on January 5, 1999, the Group bought 2,124,000 Shares at an average purchase price of 14.949 Euros per Share. As a result of these acquisitions, as of January 27, 1999, the Group holds 78,886,765, or approximately 5.6% of the total Shares of San Paolo-IMI. The funds used to acquire the Shares in the open market were generated from Santander's centralized cash management system.

Item 4.  Purpose of Transaction.

               Santander, through certain of its subsidiaries, acquired the Shares for investment purposes.

               Santander intends to review from time to time its business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Santander may consider from time to time alternative courses of action. Subject to any necessary compliance with applicable law, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

               Except as set forth above, none of Santander, any person controlling Santander, or to the best its knowledge, any of the persons named in Schedule A has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

               (a) Beneficial Ownership

               Santander, through certain of its subsidiaries, is the beneficial owner of 78,886,765 Shares as of January 27, 1999, which represent approximately 5.6% of the issued and outstanding capital stock of San Paolo-IMI. Such beneficial ownership consists of 70,169,765 Shares received as consideration in the Merger and 8,717,000 Shares purchased in open market transactions. See Item 3.

               Except as set forth in this Item 5(a), neither Santander, nor any other person controlling Santander, nor, to the best of its knowledge, any persons named in Schedule A hereto, beneficially owns any Shares.

               (b) Santander has the sole power to vote and to dispose of all 78,886,765 Shares it beneficially owns.

               (c)  See above.

               (d)  Inapplicable.

               (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               In connection with the 1997 privatization of San Paolo, private sales of San Paolo shares were made to six stable shareholders, including Santander. See Item 3. On April 23, 1997, Gruppo Bancario Sanpaolo S.p.A. (the "Original Holding Company"), a San Paolo holding company organized in 1991, executed shareholder agreements with each of the stable shareholders.
In February 1998, the San Paolo shares owned by the Original Holding Company were transferred to Compagnia di Sanpaolo S.r.l. ("CSP Srl") and CSP Srl has since replaced the Original Holding Company in the agreements with the stable shareholders.

               Other than the provisions regarding the sale of San Paolo shares to each stable shareholder, these agreements are effective until 15 days prior to the general meeting of Istituto Bancario San Paolo di Torino S.p.A. called to approve the financial statements for the fiscal year ending December 31, 2000. Pursuant to its agreement, Santander has undertaken:

               (i) not to transfer, grant any rights in, pledge or
                   otherwise encumber San Paolo shares held, subject to certain exceptions;

              (ii) not to increase its holdings, either direct or indirect, to more than 5% of San Paolo shares; however, provided that, as long as voting rights are not exercised with respect to more than 5% of San Paolo shares, Santander may own up to 2.5% of additional San Paolo shares if such additional San Paolo shares are owned pursuant to rights outstanding at January 1, 1997, or the purchase of such additional San Paolo shares is related to broker/dealer and proprietary trading activities, or syndicate activities in connection with the Italian public offering and global institutional offering undertaken in the 1997 privatization; and

             (iii) not to enter into any voting agreements or similar
                   consensus arrangements, or agreements relating to the transfer of the San Paolo shares.

               Other than the provisions regarding the sale of San Paolo shares to Santander, Santander's shareholder agreement shall cease to be effective in the event of a third party tender offer for, or a third party holding directly or indirectly a number of San Paolo shares equal to, the greater of (i) the number of San Paolo shares owned by CSP Srl or (ii) 15% of San Paolo shares.

Item 7.  Material to be Filed as Exhibits.

               The following exhibit has been attached hereto:

               Exhibit 1: The Shareholders Agreement entered into between
                          Santander and Gruppo Bancario Sanpaolo S.p.A. on April 23, 1997 (Original Italian and English translation).



                                 SIGNATURE


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 8, 1999

                                   BANCO SANTANDER, S.A.



                                   By: /s/ Gonzalo de las Heras
                                       -----------------------------------
                                       Name:  Gonzalo de las Heras
                                       Title:  Executive Vice President


                                                                    Schedule A
                                                                    ----------


                    DIRECTORS AND EXECUTIVE OFFICERS OF
                           BANCO SANTANDER, S.A.
             -------------------------------------------------


       The name, business address, principal occupation or employment of each of the directors and executive officers of Banco Santander, S.A. as of December 31, 1998 are set forth below. All of the Directors and Executive Officers are residents of Spain, except Mr. Harry P. Kamen (USA), Mr. Gonzalo de las Heras (USA), The Right Honorable Viscount Younger of Leckie (United Kingdom), Mr. Ian F. Grant (United Kingdom) and Mr. Antonino Fernandez (Mexico).


Director's Name                    Business Address                Principal Occupation
---------------                    ----------------                --------------------
Emilio Botin                       Paseo de la Castellana, 24      Chairman and Chief Executive Officer,
                                   28046 Madrid, Spain               Banco Santander, S.A.

Jaime Botin                        Paseo de la Castellana, 24      Chairman, Bankinter, S.A.; First Vice
                                   28046 Madrid, Spain               Chairman, Banco Santander, S.A.
                                                                     (non-executive)

Matias R. Inciarte                 Paseo de la Castellana, 24      2nd Vice Chairman, Banco Santander,
                                   28046 Madrid, Spain               S.A.

Angel Jado                         Perez Galdos, 6                 Retired
                                   Santander, Spain

Juan Secades                       Doctor Arce, 20                 Retired
                                   Madrid

Jose Luis Diaz                     Paseo de la Castellana, 24      Retired
                                   28046 Madrid, Spain

Rafael Alonso                      Paseo de la Castellana, 24      Retired
                                   28046 Madrid, Spain

Rodrigo Echenique                  Paseo de la Castellana, 24      Businessman
                                   28046 Madrid, Spain

Joaquin Folch-Rusinol              Avenida Pearson, 44             Chairman, Industrias Titan, S.A.
                                   Barcelona, Spain

Ana Patricia Botin                 Paseo de la Castellana, 24      Executive Vice President, Wholesale
                                   28046 Madrid, Spain               Banking, Banco Santander, S.A.

Emilio Botin O.                    Paseo de la Castellana, 24      Businessman
                                   28046 Madrid, Spain

Viscount Younger of Leckie         42 St Andrew Square             Chairman, The Royal Bank of Scotland
                                   Edinburgh EH2 2YE                 Group plc

Juan R. Inciarte                   Paseo de la Castellana, 24      Executive Vice President, Finance Area
                                   28046 Madrid, Spain               and Risks, Banco Santander, S.A.

Ian F. Grant                       42 St Andrew Square             Director, The Royal Bank of Scotland
                                   Edinburgh EH2 2YE                 Group plc

Harry P. Kamen                     1 Madison Avenue                Retired
                                   New York, NY  10010

Alfredo Saenz                      Alcala 14                       Chairman, Banco Espanol de Credito
                                   28014 Madrid, Spain

Antonino Fernandez                 Calle Schiller, 255             Chairman, Grupo Modelo
                                   Colonia Chapultepec
                                   Mexico, DF

Elias Masaveu                      Cimadevilla 11                  Businessman
                                   Oviedo, Spain

Ignacio Soler                      Calle Mayor 70                  Businessman
                                   Madrid, Spain

Francisco Luzon                    Paseo de la Castellana, 24      Executive Vice President Adjoint to the
                                   28046 Madrid, Spain               Chairman, Strategy, Communications
                                                                     and Institutional Relations, Banco
                                                                     Santander, S.A.

Executive Officers (who are not directors)
------------------------------------------

Officer's Name                     Business Address                Principal Occupation
---------------                    ----------------                --------------------
David Arce                         Avda. Europa, 26                Executive Vice President, Internal
                                   28224 Pozuelo, Spain              Audit

Ignacio Benjumea                   Paseo de la Castellana, 24      Executive Vice President, General
                                   28046 Madrid, Spain               Secretary

Teodoro Bragado                    Paseo de la Castellana, 24      Executive Vice President,
                                   28046 Madrid, Spain               Corporate and Counterparty Risks

Jose Maria Carballo                Paseo de la Castellana, 24      Executive Vice President, London
                                   28046 Madrid, Spain

Pedro Chicharro                    Paseo de la Castellana, 24      Executive Vice President, Quality and
                                   28046 Madrid, Spain               Alternative Distribution Channels

Gonzalo de las Heras               45 East 53rd Street             Executive Vice President, New York
                                   New York, NY  10022

Casto de la Mora                   Paseo de la Castellana, 24      Executive Vice President, Commercial
                                   28046 Madrid, Spain               Banking, Spain and Portugal

Jose Maria Espi                    Paseo de la Castellana, 24      Executive Vice President, Mortgage
                                   28046 Madrid, Spain               and Institutional Banking

Francisco G. Robatto               Paseo de la Castellana, 24      Executive Vice President, Human
                                   28046 Madrid, Spain               Resources

Francisco Martin                   Paseo de la Castellana, 24      Executive Vice President, Global
                                   28046 Madrid, Spain               Banking

Javier Peralta                     Paseo de la Castellana, 24      Executive Vice President, Commercial
                                   28046 Madrid, Spain               Risks

Marcial Portela                    Paseo de la Castellana, 24      Executive Vice President, Resources
                                   28046 Madrid, Spain

Antonio Aparicio                   Paseo de la Castellana, 24      Senior Vice President,
                                   28046 Madrid, Spain               Corporate Office Staff